February 22, 2007
BY EDGAR
Russell Mancuso
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549-3628
Re:	Photowatt Technologies Inc. Amendment No. 6 to Registration Statement on Form F-1; File No. 333-137044
Dear Mr. Mancuso:
On behalf of our client, Photowatt Technologies Inc. (“Photowatt”), we hereby acknowledge receipt of the comment letter dated February 21, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission concerning the above captioned Amendment No. 6 filed February 14, 2007.
On behalf of Photowatt, we submit this letter in response to the Comment Letter. For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by Photowatt’s responses.

Fee Table
1.	Please revise the fee table to reflect the current size of the offering.
Response:  The cover page has been revised in response to this comment.
Prospectus Summary
2.	We reissue the portion of comment 4 from our letter dated January 24, 2007 that requested that you describe the assessments that you have conducted with outside parties to date regarding your spherical technology and the conclusions drawn from those assessments.
Response:  The disclosure has been revised on pages 2 and 78 in response to this comment.
Our Industry, page 3
3.	We note the revised industry data that you have included from Solarbuzz regarding the projected supply of solar cells. Please provide us with support for this data. Clearly mark the relevant sections that support this data.
Response:  Photowatt has supplementally provided support for this data to the Commission, with the relevant sections clearly marked.
4.	We note the disclosure you have added from Photon Consulting. Please provide us with support for this data. Clearly mark the relevant sections that support this data.
Response:  Photowatt has supplementally provided support for this data to the Commission, with the relevant section clearly marked.
The Offering, page 5
5.	Please clarify the nature of the adjustments to the options granted to executives for 103,248 shares mentioned on page 6. We note that you deleted the adjustment disclosure on page 107.
Response:  The reference to adjustments on page 6 has been deleted. The option adjustment mechanism would only have been triggered if the number of outstanding shares of Photowatt immediately before the closing of the offering (which excludes shares issued to the public) exceeded 15,000,170. Because the number of shares that will be outstanding will be less than this, no adjustment will be triggered.
We have Relied on Government Grants, page 18
6.	We note your revisions in response to prior comment 6. With a view toward clarified disclosure in an appropriate section of your document, please tell us whether you intend to seek consent. If so, tell us the status of your request, including when you made the request and the nature of all responses to date.
Response:  The need for a consent from Technology Partnerships Canada will depend on the terms of the definitive agreement with Clean Venture 21 Corporation and Fujipream Corporation, if one is reached. Photowatt has not yet approached Technology Partnerships Canada with respect to a consent and has determined that it would be premature to do so until the structure of the proposed cross-licensing arrangement and business partnership has been finalized. Until such time, Photowatt will not know on what basis a consent, if any, would be required. Once the terms of the definitive agreement have been finalized, Photowatt will determine whether it is necessary to seek a consent from Technology Partnerships Canada.

Use of Proceeds, page 34
7.	Please provide the disclosure required by Item 3.C.4 of form 20-F.
Response:  The disclosure has been revised on page 34 in response to this comment.
Management’s Discussion and Analysis
Results of Operations, page 53
8.	With a view toward disclosure, please tell us the reasons for and effects of:
•	the change in the disclosure regarding the phases of your expansion plans compared to the disclosure in amendment 4 to your registration statement; and

•	the reduction in the number of employees reflected in your disclosure on page 18.
Response:  The change in the disclosure regarding the phases of Photowatt’s expansion plan is a result of the size of the offering being reduced from initial expectations. The proceeds of the offering will no longer be sufficient to fund the third phase of Photowatt’s capacity expansion plan and consequently Photowatt will need to seek additional financing in the next 12-18 months, as already disclosed on page 63.
The reduction in the number of employees reflected in the disclosure is a result of seasonal lay-offs of temporary employees of Photowatt International. No termination charges or material consequences are associated with these lay-offs. The disclosure has been revised on page 88 to reflect the fact that certain employees of Photowatt International are temporary employees.
Liquidity, page 62
9.	Please tell us when you will respond to prior comment 7 (regarding developments in potential joint venture to expand Photowatt International capacity) from our comment letter dated December 20, 2006.
Response:  Photowatt began consideration of a potential joint venture among Photowatt, Electricité de France and the French Atomic Energy Commission in the summer of 2005. This possible joint venture or partnership is also discussed on page 77. A non-binding memorandum of understanding was signed in December 2006. Before Photowatt’s consideration of the potential joint venture can be completed, the joint venture must be ratified by the French government; funding for the joint venture must be secured from various levels of government in France (which has been applied for); and a definitive agreement with respect to the joint venture must be negotiated and executed. Although the non-binding memorandum of understanding contains a proposed framework of the parties’ financial and technical contributions, in light of the absence of a definitive agreement, no material terms of the potential joint venture have been decided.
Contractual Commitments, page 65
10.	We reissue the second bullet point of prior comment 8. Once we have reviewed the disclosure requested by that bullet point in your prospectus, we will then be in a position to evaluate your response to the first bullet point of prior comment 8.
Response:  Photowatt confirms that payments under silicon supply agreements are included in the “Contractual Commitments” table on page 65. The timing and amount of certain down payment installments have been supplementally provided to the Staff.
Our Relationship with ATS, page 89
11.	Please revise to include appropriate disclosure regarding the demand promissory note contemplated by Section 3 of the Share Transfer Agreement filed as Exhibit 10.16 to your registration statement.
Response:  The intercompany loan expected to be owed by Photowatt to ATS at the time of closing will be evidenced by a promissory note to be issued under the Transfer Agreement. The disclosure has been revised on page 98, including through the addition of a cross-reference to the full description of the terms of the intercompany loan in “Use of Proceeds,” in response to this comment.

Principal Stockholders, page 113
12.	Please revise to indicate how the number of shares beneficially owned by ATS will increase from 341 shares to 16,560,063 shares.
Response:  The disclosure has been revised on pages 98 and 113 in response to this comment.
Affiliations, page 126
13.	Please expand the disclosure provided in response to prior comment 13 to disclose the compensation paid to the underwriters in connection with the transactions.
Response:  The disclosure has been revised on page 130 in response to this comment.
Exhibit 5
14.	Please file a final, signed, dated opinion with all blanks completed.
Response:  Photowatt has filed a final, signed, dated opinion of Canadian counsel as Exhibit 5.1 to Amendment No. 7.
15.	Refer to the shareholder resolutions mentioned in the penultimate paragraph. Please tell us how those resolutions differ from the disclosure in the prospectus. If they do not differ, please tell us why the condition to the opinion is necessary.
Response:  The opinion has been revised to reflect that the shares will be validly issued once issued and paid for in accordance with the Underwriting Agreement. The disclosure on page 115 stating that “our authorized but unissued common shares are available for future issuance without shareholder approval” is correct. ATS, as the sole shareholder of Photowatt, will approve the execution of the Underwriting Agreement and the issuance of shares by Photowatt thereunder.

Acknowledgment
Photowatt acknowledges that (i) Photowatt is responsible for the adequacy and accuracy of the disclosure of the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) Photowatt may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response letter. Please direct all questions or comments regarding this letter to the undersigned at 416-360-2967.
Sincerely,

/s/ Christopher J. Cummings
Christopher J. Cummings
Attachment
cc:	Silvano Ghirardi, Photowatt Technologies Inc. David L. Adams, Photowatt Technologies Inc. Timothy A.G. Andison, Shearman & Sterling LLP

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